Exhibit 99.1

February 24, 2019

The Manager – Listing

BSE Limited,

The Manager – Listing

National Stock Exchange of India Ltd.

The Market Operations

New York Stock Exchange

Dear Sir/Madam,

Sub: Results of Postal Ballot and e-voting

In accordance with the Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), please find enclosed the voting results and Scrutinizer’s Report for the resolutions for increase in the Authorised Share Capital and issue of Bonus Shares, as set out in the Postal Ballot Notice dated January 18, 2019.

The aforesaid resolutions have been approved by Members with requisite majority, and shall be deemed to have been passed on February 22, 2019, being the last date of receipt of postal ballot forms/e-voting.

Consequent to the aforesaid approval, the Company’s Authorised Share Capital stands increased from ₹1,126.50 Crores to ₹2,526.50 Crores by creation of additional 700 crores equity shares of ₹2 each. Pursuant to Regulation 30 of SEBI Listing Regulations and clause 204.00(B) of NYSE Listed Company Manual, a copy of the amended Memorandum of Association is enclosed.

Thanking You

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As above

Company Name	WIPRO LIMITED
Date of Postal Ballot Notice	January 18, 2019
Voting-
Start Date	January 24, 2019
End Date	February 22, 2019
Date of Postal Ballot Notice	January 18, 2019
Total number of shareholders on record date (cut-off date-	2,75,470
January 11, 2019)
No. of shareholders present in the meeting either in person or	Not Applicable
through proxy:
Promoters and Promoter Group:	—
Public:	—
No. of Shareholders attended the meeting through Video	Not Applicable
Conferencing
Promoters and Promoter Group:	—
Public:	—

Resolution required: (Ordinary/ Special)	ORDINARY – Increase in Authorized Share Capital and consequent amendment to Memorandum of Association of the Company
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes – to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
	E-Voting	3,36,19,97,805	2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—
	Poll		—	—	—	—	—	—
Promoter and Promoter Group	Postal Ballot (if applicable)		—	—	—	—	—	—
	E-Voting	68,79,80,022	58,90,14,891	85.62	55,06,57,316	3,83,57,575	93.49	6.51
	Poll		—	—	—	—	—	—
Public- Institutions	Postal Ballot (if applicable)		—	—	—	—	—	—
	E-Voting	47,50,98,746	8,31,33,522	17.50	8,14,64,495	16,69,027	97.99	2.01
	Poll		—	—	—	—	—	—
Public- Non Institutions	Postal Ballot (if applicable)		6,38,379	0.13	6,37,993	386	99.94	0.06

	Total	4,52,50,76,573	3,40,07,16,814	75.15	3,36,06,89,826	4,00,26,988	98.82	1.18

Resolution required: (Ordinary/ Special)	ORDINARY – Issue of Bonus Shares
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes – to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
	E-Voting	3,36,19,97,805	2,72,79,30,022	81.14	2,72,79,30,022	—	100.00	—
	Poll		—	—	—	—	—	—
Promoter and Promoter Group	Postal Ballot (if applicable)		—	—	—	—	—	—
	E-Voting	68,79,80,022	58,90,14,891	85.62	58,27,49,325	62,65,566	98.94	1.06
	Poll		—	—	—	—	—	—
	Postal Ballot (if
Public- Institutions	applicable)		—	—	—	—	—	—
	E-Voting	47,50,98,746	8,32,39,479	17.52	8,31,17,047	1,22,432	99.85	0.15
	Poll		—	—	—	—	—	—
	Postal Ballot (if
Public- Non Institutions	applicable)		6,40,980	0.13	6,40,929	51	99.99	0.01

	Total	4,52,50,76,573	3,40,08,25,372	75.15	3,39,44,37,323	63,88,049	99.81	0.19

SCRUTINIZER’S REPORT

February 24, 2019

The Chairman

Wipro Limited

Doddakannelli, Sarjapur Road,

Bengaluru - 560035.

Sir,

1.	The Board of Directors of the company at its meeting held on January 18, 2019 appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e voting process.

2.	I submit my report as under:

The dispatch of the Postal Ballot Notice dated January 18, 2019 was completed on January 23, 2019 to the Members whose names appeared on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on January 11, 2019. The Postal Ballot Notice was sent to the Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding) / the Company’s Registrar and Share Transfer Agents (in case of physical shareholding). For Members whose email IDs were not registered, physical copies of the Postal Ballot Notice were sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope.

2.1	Particulars of all the postal ballot forms received from the members and votes cast through electronic means have been entered in the register separately maintained for the purpose.

2.2	The postal ballot forms were kept under my safe custody before commencing the scrutiny of such postal ballot forms.

2.3	The votes cast through electronic means were unblocked on February 22, 2019 at 5.01 P.M. The postal ballot forms were scrutinized on February 23, 2019 at Karvy Fintech Private Limited, Hyderabad.

2.4

The postal ballot forms and votes cast through electronic means were scrutinized and the shareholding was matched /confirmed with the Register of Members of the company / list of beneficiaries as on Friday, January 11, 2019.

2.5

All postal ballot forms and votes cast through electronic means received up to 5.00 pm (IST) on February 22, 2019 being the last time and date fixed by the company for receipt of the forms and votes cast through electronic means were considered for my scrutiny.

2.6	No envelope containing postal ballot form was received after February 22, 2019 up to the date of this report.

2.7	Few envelopes containing postal ballot forms were returned undelivered.

2.8	I did not find any defaced or mutilated ballot paper.

3. A summary of votes cast through postal ballot and votes cast through electronic means is given in Annexure I.

4. I have handed over the postal ballot forms and other related papers / registers and records for safe custody to the Company Secretary.

5. You may accordingly declare the result of the voting by Postal Ballot.

Thanking you,

For V. Sreedharan & Associates For (V. Sreedharan) Partner FCS 2347; CP No. 833 Place : Bengaluru Date : February 24, 2019

Annexure I

WIPRO LIMITED

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru - 560035

Summary of votes cast through postal ballot and votes cast through electronic means for the resolution mentioned in the Postal Ballot Notice dated January 18, 2019

1) Approval for Increase in Authorized Share Capital and consequent amendment to Memorandum of Association of the Company

Particulars	Postal Ballot		E-Voting		Total		% of total paid-
	No. of members voted through Postal ballot forms	No. of votes cast (Equity Shares of Rs. 2/- each)	No . of members voted through e voting system	No. of votes cast (Equity Shares of Rs. 2/- each)	No. of members voted through Postal ballot forms & through e voting system	No. of votes cast (Equity Shares of Rs. 2 / - each)	up equity capital as on cut - off date (i.e. 11/01/2019) (452,50,76,573 Equity Shares)
(a) Total postal ballot forms/ e votes received	1,655	7,04,751	1,413	344,58,09,388	3,068	344,65,14,139	76.16
(b) Less: Invalid postal ballot forms (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	116	66,372	25	4,57,30,953	141	4,57,97,325	1.01
(c) *Net valid postal ballot forms (as per register)	1,539	6,38,379	1,388	340,00,78,435	2,927	340,07,16,814	75.15
(d) Postal ballot forms / e votes with assent for the Resolution as a percentage of net valid shares polled	1,527	6,37,993	1,319	336,00,51,833	2,846	336,06,89,826	98.82
(e) Postal ballot forms/ e votes with dissent for the Resolution as a percentage of net valid shares polled	13	386	77	4,00,26,602	90	4,00,26,988	1.18

2) Issue of Bonus Shares

	Particulars	Postal Ballot		E-Voting		Total		% of total paid-
		No. of members voted through Postal ballot forms	No . of votes cast (Equity Shares of Rs. 2 /- each)	No. of members voted through e voting system	No. of votes cast (Equity Shares of Rs. 2 / - each)	No. of members voted through Postal ballot forms & through e voting system	No. of votes cast (Equity Shares of Rs. 2 / - each)	up equity capital as on cut-off date (i.e. 11/01/2019) (452,50,76,573 Equity Shares)
(a) Total postal ballot forms / e votes received		1,655	7,04,751	1,414	344,58,09,488	3,069	344,65,14,239	76.16
(b) Less: Invalid postal ballot forms (as per register) (No . of Shares including cases where less votes cast and abstained from voting)		127	63,771	14	4,56,25,096	141	4,56,88,867	1.01
(c)	*Net valid postal ballot forms (as per register)	1,528	6,40,980	1,400	340,01,84,392	2,928	340,08,25,372	75.15
(d)	Postal ballot forms / e votes with assent for the Resolution as a percentage of net valid shares polled	1,526	6,40,929	1,373	339,37,96,394	2,899	339,44,37,323	99.81
(e)	Postal ballot forms / e votes with dissent for the Resolution as a percentage of net valid shares polled	3	51	31	63,87,998	34	63,88,049	0 .19

*

The total of row (d) and (e) for the columns, No. of members voted through postal ballot forms, No. of members voted through e-voting system and Total No. of members voted through Postal ballot forms and through e-voting system are not equal to the row (c) for both said columns as few members have voted both in favour and against.